June 29, 2005

BY FIRST CLASS MAIL

George M. Silfen, Esq.
Shulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

      Re:	BNY/Ivy Multi-Strategy Hedge Fund LLC
File Nos. 811-21247 & 333-125447

Dear Mr. Silfen:

      We have reviewed the registration statement filed on Form N-
2
on June 2, 2005 for BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Prospectus Summary - Investment Objective and Principal Strategies
(Page 4)

1.	The fifth sentence of the third paragraph states that Ivy
requires that each Portfolio Manager report, on at least a monthly basis, on the value of the Fund`s investment in the Portfolio Fund managed by that Portfolio Manager. The second sentence of the third paragraph on page 5 states that the failure of a Portfolio Fund to provide, on a timely or accurate basis, required monthly valuation information to the Fund could result in the liquidation of the Fund`s investment in the Portfolio Fund. Please reconcile these statements with disclosure in the first sentence of the second bullet point on page 14 which states that the Fund may effect withdrawals from Portfolio Funds only at certain specified times.

Inability to Vote or Exercise Control (Page 29)

2.	The first sentence states that the Fund will hold non-voting securities in Portfolio Funds or waive the right to vote its securities with respect to Portfolio Funds. Please add disclosure providing a concise description of the arrangements under which the
Fund waives its voting rights for securities of the Portfolio
Funds
in which the Fund invests, including

* Any contractual arrangements under which the Fund would waive its voting rights with respect to voting securities;

* Whether such waivers would be irrevocable;

* Who determines if the Fund will waive its voting rights (e.g., investment adviser and/or board of directors). If the Adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Fund`s voting rights; and

* Whether the Fund`s board or the Adviser will consider the interests of the Fund`s Adviser or the Adviser`s other clients when deciding to waive the Fund`s voting rights.

* In addition, explain to us how waiving voting rights would be consistent with the fiduciary obligations of the directors and Adviser to the Fund.

	In addition, please disclose the possible impact on the Fund`s operations of the Fund`s ability to waive its voting rights, including

* The impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Fund`s Adviser to invest in the same Portfolio Funds.

	Please also add disclosure regarding the possible consequences of the Fund waiving its voting rights, including

* The possibility the Fund could still be deemed to be an affiliated person of a Portfolio Fund and therefore be subject to the prohibitions in Section 17 of the Investment Company Act notwithstanding that the Fund does not own 5 percent or more of the voting securities of the Portfolio Fund.

Portfolio Account Allocations (Page 31)

3.	The second sentence states that Portfolio Accounts can expose the Fund to theoretically unlimited liability and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that the Fund could lose more in a Portfolio Account that is managed by a particular Portfolio Manager than the Fund has allocated to the Portfolio Manager to invest. As such Portfolio Accounts will be subject to the leveraging restrictions of Section 18(a) of the Investment Company Act, please explain to us how allocating assets to a Portfolio Manager will expose the Fund to greater risks/liability than if the Fund had made investments directly in Portfolio Funds.

Use of Proceeds (Page 32)

4.	The first sentence states that the Fund will invest the net
proceeds of the offering in accordance with its investment objective, investment policies and principal strategies as soon as practicable after Interests are sold. Please disclose how long the Fund expects that it will take to become fully invested. See Item 7.2 of and Guide 1 to Form N-2.

The Fund`s Portfolio Manager (Page 41)

5.	This section states that Alexander Rabinovich is the Fund`s
portfolio manager and is assisted by members of Ivy`s investment team. Please state whether Mr. Rabinovich is the only individual who has primary responsibility for the management of the Fund. If any other individuals are also primarily responsible for the day-to-day management of the Fund`s portfolio, please disclose the applicable information in this section and in the Portfolio Manager section of the statement of additional information for at least the five persons with the most significant responsibility for the day-to-day management of the Fund`s portfolio. See Instruction to Item
9.1(c)
and Item 21 of Form N-2.

Repurchases of Interests (Page 45)

6.	The second sentence of the third paragraph states that if a
Member tenders a portion of an Interest and the repurchase of that portion would cause the Member`s capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained. Please explain to us how this policy is consistent with Rule 13e-4(f)(3) under the Securities
Exchange Act in the context of an over-subscribed tender offer.

Appendix B (Page B-2)

7.	The prior performance of the Fund and Private Funds is
presented
in this section in tables reflecting net returns and cumulative returns on a monthly and annual basis. Please also disclose in this section the average annual total returns for 1, 5, and 10 years (or since the inception date if less than 10 years, disclosing the inception date), as applicable, for the Fund and Private Funds.


STATEMENT OF ADDITIONAL INFORMATION

Board of Managers (Page 18)

8.	The first sentence of the first full paragraph states that
the
Fund has a standing Nominating Committee. Please state in this section whether the Nominating Committee will consider nominees recommended by Members and, if so, describe the procedures to be followed by Members in submitting recommendations. See Item 18.5(d)
of Form N-2.

Investment Advisory Services - The Investment Adviser (Page 20)

9.	The first paragraph states that the Investment Management
Agreement was approved by the Board and the Fund`s sole initial Member on February 10, 2003 and disclosure in the first paragraph on page 21 states that the Sub-advisory agreement was approved by the Board and the Fund`s sole initial Member on the same date. As more than two years have passed since these contracts were initially approved, please disclose in this section whether the continuation of these contracts has been approved by the board and/or shareholders since that time. See Section 15(a)(2) of the Investment Company Act.
In addition, please describe in this section the specific factors considered by the Board in approving these contracts and please relate these factors to the specific circumstances of the Fund and the contracts. In particular, please explain the board`s consideration of the factors discussed on page 30 of the prospectus which states that the Adviser, Ivy and Portfolio Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and performance-based incentive allocations to which the Fund and its Members are subject. See Instruction to Item 18.13 of Form
N-2.

Fund`s Portfolio Manager Compensation (Page 22)

10.	The second sentence states that the Portfolio Manager`s
annual
bonus is based in part on the general performance of the portfolios which he manages (measured against the performance of other comparable accounts). Please identify any benchmarks used to measure performance and state the length of the period over which performance is measured. See Item 21.2 of Form N-2.


GENERAL COMMENTS

11.	Where a comment is made in one location, it is applicable to all
similar disclosure appearing elsewhere in the registration statement.

12.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.	If you intend to omit certain information from the form of
prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

14.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.	Response to this letter should be in the form of a pre-
effective
amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

      If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,


Christian T. Sandoe
      Senior Counsel
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George M. Silfen, Esq.
September 19, 2005
Page 1